    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1995
                                                      REGISTRATION NO. 33-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                                LTX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   MASSACHUSETTS                                       04-2594045
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

                         LTX PARK AT UNIVERSITY AVENUE
                         WESTWOOD, MASSACHUSETTS 02090
                                 (617) 461-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JOHN J. ARCARI
                                LTX CORPORATION
                         LTX PARK AT UNIVERSITY AVENUE
                         WESTWOOD, MASSACHUSETTS 02090
                                 (617) 461-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

              PAMELA A. KEATING, ESQ.                          EDWIN L. MILLER, JR., ESQ.
                  LTX CORPORATION                              TESTA, HURWITZ & THIBEAULT
           LTX PARK AT UNIVERSITY AVENUE                             53 STATE STREET
           WESTWOOD, MASSACHUSETTS 02090                       BOSTON, MASSACHUSETTS 02109

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                                         PROPOSED MAXIMUM
                                                       PROPOSED MAXIMUM      AGGREGATE
      TITLE OF EACH CLASS OF          AMOUNT TO BE      OFFERING PRICE       OFFERING         AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED        PER SHARE(1)        PRICE(1)      REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock ($.05 par value)..... 4,600,000 shares(2)      $11.375         $52,325,000        $18,044
===========================================================================================================

(1) Pursuant to Rule 457(c) of the Securities Act of 1933, and solely for the purpose of calculating the amount of the registration fee, the proposed maximum offering price per share and the proposed maximum aggregate offering price are based on the average of the high and low sale prices of $11.75 and $11 on August 22, 1995 on the Nasdaq National Market of LTX Corporation Common Stock.

(2) Includes 600,000 shares which the Underwriters have the option to purchase from the Registrant to cover over-allotments.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
     OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
     THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  Subject to Completion, Dated August 25, 1995

PROSPECTUS
                                4,000,000 SHARES

                                     [LOGO]

                                LTX CORPORATION
                                  COMMON STOCK
                          ---------------------------

     All of the shares of Common Stock offered hereby are being sold by LTX Corporation ("LTX" or the "Company"). On August 23, 1995, the last reported sale price on the Nasdaq National Market for the Common Stock was $11.50 per share. See "Price Range of Common Stock." The Common Stock is quoted on the Nasdaq National Market under the symbol "LTXX."
                          ---------------------------

      THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 6.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
             TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                        Price to           Underwriting         Proceeds to
                                         Public            Discounts and         Company(2)
                                                           Commissions(1)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
=================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting estimated expenses of $240,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $            ,
    $            , and $            , respectively. See "Underwriting."

                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York, on or
about           , 1995.
                          ---------------------------

       LEHMAN BROTHERS                                   NEEDHAM & COMPANY, INC.

            ,1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                            ------------------------

     LTX(R), Hiper(R) and enVision(TM) are all trademarks of the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     LTX Corporation designs, manufactures and markets automatic test equipment for the semiconductor industry that is used to test digital, linear and mixed signal (a combination of digital and linear) integrated circuits ("ICs") and discrete semiconductor components. The Company currently offers three lines of test systems: digital test systems, which test digital ICs, including microprocessors and microcontrollers; linear/mixed signal test systems, which test a wide range of linear and mixed signal ICs; and discrete component test systems, which test small signal and high-power semiconductor components. The Company also sells service and applications support for its test systems. The semiconductors tested by the Company's systems are widely used in the computer, communications, automotive and consumer electronics industries. The Company markets its products worldwide to both manufacturers and users of digital, linear and mixed signal ICs and discrete semiconductor components. The Company sells its test systems to most of the major worldwide semiconductor manufacturers. The Company's customers include AT&T, Hitachi, Intel, Motorola, National Semiconductor, Philips, Samsung, SGS Thomson, Silicon Systems and Sony.

     All semiconductor manufacturers use semiconductor test equipment ("STE") to design and manufacture semiconductors. Demand for STE is driven by capacity expansion in the semiconductor industry and advances in semiconductor technology. Advances in semiconductor technology have permitted the design and manufacture of increasingly complex semiconductors with improved performance at lower cost. As a result, semiconductors have become more widely used across a broad spectrum of industries, including the computer, communications, automotive and consumer electronics industries. The resulting business expansion in the semiconductor industry, together with more advanced semiconductor technology, have created a demand for STE that is faster, more versatile, more accurate, more productive and easier to program and maintain. STE that meets this demand also reduces the customer's total cost of testing.

     The Company's strategy is to produce and supply high performance, modular test systems using leading-edge technology. In addition, the Company's strategy is to provide complete test solutions to its worldwide customer base through its substantial group of engineers located throughout the world. This strategy enables the Company to provide STE that is capable of testing advanced semiconductors in the design phase and testing these devices at lower cost in the production phase. The Company believes its strategy enables it to build strong long-term alliances with its customers and to meet their demand for higher performance, more cost effective test systems.

     The Company's test systems are also used by semiconductor manufacturers for design verification, characterization, qualification and failure analysis of ICs. In addition, certain large electronic equipment manufacturers use the Company's test systems for incoming inspection and for further classification of ICs. All of the Company's test systems are comprised of multiple computer-controlled instruments which send signals to a device under test and measure the responses of that device to classify the device by performance characteristics and to ensure conformance with quality standards. The Company's test system instrumentation is controlled by operating system software which is developed by the Company. Current prices for the Company's test systems range from approximately $400,000 for certain low pin count systems to approximately $4,000,000 for a high pin count Delta Series test system.

     The Company markets its products through its direct sales force in most parts of the world. In Japan, the second largest market for STE, the Company encounters significant competition from local STE manufacturers. In order to better penetrate the Japanese market, the Company has entered into strategic alliances with Sumitomo Metal Industries, Ltd., Ando Electric Co. Ltd., a Japanese STE manufacturer and majority-owned subsidiary of Nippon Electric Corporation, Ltd. (NEC), and Asia Electronics, Inc., a Japanese STE manufacturer which is 50% owned by Toshiba Corporation.

     LTX was incorporated in Massachusetts in August 1976. The Company's principal executive offices are located at LTX Park at University Avenue, Westwood, Massachusetts 02090, and its telephone number at that location is
(617) 461-1000.

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                                  THE OFFERING

Common Stock offered by the Company.......................  4,000,000 shares
Common Stock to be outstanding after the offering(1)......  33,326,589 shares
Use of proceeds by the Company............................  Working capital, capital expenditures, debt repayment and other general
                                                            corporate purposes.
Nasdaq National Market symbol.............................  LTXX

---------------
(1) Based on the number of shares of Common Stock outstanding as of August 23, 1995 and excluding 2,327,392 shares of Common Stock reserved for issuance pursuant to outstanding stock options, 2,042,017 shares of Common Stock reserved for issuance pursuant to outstanding warrants and 406,556 shares of Common Stock reserved for issuance upon conversion of the Company's 7 1/4% Convertible Subordinated Debentures Due 2011.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    NINE MONTHS
                                         FISCAL YEAR ENDED JULY 31                 ENDED APRIL 30
                                --------------------------------------------    --------------------
                                  1991        1992        1993        1994        1994        1995
                                --------    --------    --------    --------    --------    --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales.....................  $200,361    $149,106    $172,932    $168,326    $125,499    $150,378
Gross profit..................    78,972      43,032      59,406      47,887      33,894      52,021
Restructuring charges.........        --       2,800          --      14,376      14,376          --
Income (loss) from
  operations..................    11,165     (23,240)     (2,886)    (28,401)    (27,932)      9,242
Net income (loss).............     6,128     (24,260)     (4,309)    (31,304)    (29,941)      5,614
Net income (loss) per share...  $   0.36    $  (1.22)   $  (0.20)   $  (1.23)   $  (1.18)   $   0.20
Weighted average shares.......    21,963      19,888      21,089      25,485      25,295      28,631

                                                                 QUARTER ENDED
                            ----------------------------------------------------------------------------------------
                                              FISCAL 1994                                   FISCAL 1995
                            ------------------------------------------------   -------------------------------------
                            OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,
                               1993          1994         1994        1994        1994          1995         1995
                            -----------   -----------   ---------   --------   -----------   -----------   ---------
Net sales.................    $47,164       $38,119      $ 40,216   $ 42,827     $46,790       $50,017      $ 53,571
Gross profit..............     14,945         7,455        11,494     13,993      15,861        17,469        18,691
Restructuring charges.....         --        14,376            --         --          --            --            --
Income (loss) from
  operations..............       (754)      (23,525)       (3,653)      (469)      2,037         3,135         4,070
Net income (loss).........     (1,605)      (24,005)       (4,331)    (1,363)        786         1,917         2,911
Net income (loss) per
  share...................    $ (0.06)      $ (0.96)     $  (0.17)  $  (0.05)    $  0.03       $  0.07      $   0.10

                                                                            APRIL 30, 1995
                                                                     -----------------------------
                                                                     PRO FORMA(1)   AS ADJUSTED(2)
                                                                     ------------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital....................................................    $ 55,317        $ 98,708
Total assets.......................................................     140,704         184,095
Short-term debt....................................................       8,019           8,019
Long-term debt.....................................................      28,354          28,354
Stockholders' equity...............................................      59,052         102,443

---------------
(1) Stated on a pro forma basis to reflect the conversion of the Company's
    13 1/2% Convertible Subordinated Debentures Due 2011 into Common Stock in July 1995.

(2) Adjusted to reflect the sale of 4,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.50 per share (the closing price of the Common Stock on August 23, 1995) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

-------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

CYCLICALITY OF SEMICONDUCTOR INDUSTRY

     The Company's business is largely dependent upon the capital expenditures of semiconductor manufacturers. The semiconductor industry is highly cyclical and has historically experienced recurring periods of oversupply, which often have had a severely detrimental effect on such industry's demand for test equipment. Over the past two to three years, the semiconductor industry has been experiencing significant growth, although there can be no assurance that such growth will continue or that the Company's business and results of operations will not be adversely affected by future downturns in the semiconductor industry. The Company attempts to mitigate the risk of cyclicality in the semiconductor industry and changes in particular segments of the industry by offering products to a wide geographic base of customers in the digital, linear and mixed signal IC and discrete component markets. However, any factor adversely affecting any particular market or segment would adversely affect the Company's business and results of operations. No assurance can be given that the Company's business and results of operations will not be materially and adversely affected if downturns or changes in any particular market segments of the semiconductor industry occur in the future, especially if all of the market segments in which the Company participates experience downturns at the same time.

OPERATING LOSSES; FLUCTUATIONS IN SALES AND OPERATING RESULTS

     The Company incurred net losses in fiscal years 1992, 1993 and 1994, primarily as a result of semiconductor industry cyclicality and reductions in orders from certain major customers. The loss in fiscal 1994 also included a significant restructuring charge. Although the Company recognized a net profit of $5,614,000 in the first nine months of fiscal 1995, there can be no assurance that the Company will be profitable in the future.

     The Company's sales and operating results have fluctuated and could in the future fluctuate significantly from period to period, including from one quarterly period to another, due to a combination of factors, including the cyclical demand of the semiconductor industry, the large selling prices of the Company's test systems (which typically result in a long selling process), competitive pricing pressures and the mix between and configuration of digital and linear/mixed signal and discrete component test systems sold in a particular period. The Company has also experienced significant fluctuations in its gross margin on product sales. Given the relatively large selling prices of the Company's test systems, sales of a limited number of test systems account for a substantial portion of sales in any particular fiscal quarter and a small number of transactions could therefore have a significant impact on sales and gross margins for that fiscal quarter. The impact of these and other factors on the Company's sales and operating results in any future period cannot be forecast with accuracy. In addition, the need for continued investment in research and development, for capital equipment requirements and for extensive worldwide customer support capability results in significant fixed costs which would be difficult to reduce in the event that the Company does not meet its sales objectives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

IMPORTANCE OF NEW PRODUCT INTRODUCTIONS

     The STE market is subject to rapid technological change and new product introductions, as well as advancing industry standards. The development of increasingly complex semiconductors and the utilization of semiconductors in a broader spectrum of products has driven the need for more advanced test systems to test such devices at an acceptable cost. The Company's ability to remain competitive in the digital, linear and mixed signal IC and discrete component markets will depend upon its ability to successfully enhance existing test systems and develop new generations of test systems and to introduce these new products on a timely and cost effective basis. The Company also has to manufacture its products in volume at a competitive price and on a timely basis to enable customers to integrate them into their operations as they begin to produce their next generation of semiconductors. The Company's failure to have a competitive test system available when required by a semiconductor manufacturer would make it substantially more difficult for the Company to sell test systems to that manufacturer for a number of years. The Company has in the past experienced delays in introducing certain of its products and enhancements, and there can be no assurance that it will not encounter technical or other difficulties that could in the future delay the introduction of new products or enhancements. If new products have reliability or functionality problems, reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional warranty expense may result, which could reduce gross margins on new product sales. The Company's newly introduced Delta Series of products is subject to the risks associated with new product introductions, including the risk that reliability or functionality problems could increase expenses and reduce gross margins on new product sales. Furthermore, announcements by the Company or its competitors of new products could cause customers to defer or forego purchases of the Company's existing products, which would also adversely affect the Company's business and results of operations. There can be no assurance that the Company will be successful in the introduction and volume manufacture of its new products, that such introduction will coincide with the development by semiconductor manufacturers of their next generation semiconductors or that such products will satisfy customer needs or achieve market acceptance. The failure to do so could materially and adversely affect the Company's business and results of operations.

HIGHLY COMPETITIVE INDUSTRY

     The STE industry is highly competitive in all areas of the world. Most of the Company's major competitors have substantially greater financial resources and some have more extensive engineering, manufacturing, marketing and customer support capabilities than the Company. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. The Company's major competitors in the market for digital test systems are Schlumberger Limited, Teradyne, Inc. and Credence Systems Corporation, except in Japan where the Company's major competitor is Advantest Corporation (an affiliate of Fujitsu Limited). The Company's principal competitor for linear/mixed signal test systems is Teradyne, Inc., except in Japan where the Company's major competitor is Yokogawa Electric Works. The Company principally competes on the basis of performance, cost of test, reliability, customer service, applications support, price and ability to deliver its products on a timely basis. New product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products and could prevent the successful introduction of the Company's new products. In addition, increased competitive pressure could lead to intensified price-based competition, resulting in lower prices and adversely affecting the Company's business and results of operations. In particular, at the end of a product life cycle and as the Company and its competitors introduce more technologically advanced products, it becomes more difficult to maintain established prices for the earlier introduced product. From time to time, the Company's test systems are sold by third parties as used equipment at prices substantially below the prices of new test systems sold by the Company. Such sales of used test systems may adversely affect the Company's sales of new test systems.
Certain of the Company's customers have also developed test equipment. The Company believes that to remain competitive it will require significant financial resources for investment in new product development and for the maintenance of customer support centers worldwide. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

CUSTOMER CONCENTRATION

     Although the composition of the Company's largest customers has changed from year to year, sales to the Company's top ten customers accounted for 58% of net sales in both fiscal 1994 and fiscal 1993 and approximately 66% of net sales in fiscal 1992. The loss of a major customer or reduction in orders by major customers, including reductions due to market or competitive conditions in the semiconductor industry, has had in the past and would have in the future an adverse effect on the Company's business and results of operations. In addition, the Company's ability to increase its sales will depend in part upon its ability to obtain orders from new customers. Once a semiconductor manufacturer has selected a particular semiconductor test equipment vendor's test system for a generation of semiconductors and made a substantial investment to develop related test program software and interfaces, the manufacturer is more likely to continue to purchase test systems from that vendor for the entire generation of semiconductors and, possibly, subsequent generations of semiconductors as well. The loss of one or more of its top ten customers could have a material adverse effect on the Company's business and results of operations. See "Business -- Customers."

INTERNATIONAL BUSINESS

     Approximately 47% and 61% of the Company's sales for fiscal 1993 and fiscal 1994, respectively, were attributable to sales outside the United States. The Company expects that international sales will continue to represent a significant portion of its total sales. Sales to customers outside the United States are subject to risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and United States export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas as well as general economic conditions. Although substantially all of the Company's international sales are denominated in United States dollars, a portion of all costs of the Company's foreign operations are denominated in foreign currencies and, accordingly, the Company's business and results of operations may be affected by fluctuations in interest and currency exchange rates. The Company periodically enters into foreign exchange contracts to hedge the risk that eventual net cash flows will be adversely affected by changes in exchange rates. Furthermore, although the Company endeavors to meet technical standards established by foreign regulatory bodies, there can be no assurance that the Company will be able to comply with changes in foreign standards in the future. The inability of the Company to design products to comply with foreign standards could have a material adverse effect on the Company. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States.

ACQUISITIONS

     The Company from time to time may acquire technologies, product lines or businesses that are complementary to those of the Company. Although the Company believes that integration of acquired technologies, product lines and businesses will result in long-term growth and profitability, there can be no assurance that the Company will be able to successfully negotiate, finance or integrate such acquired technologies, product lines or businesses. Furthermore, the integration of an acquired company or business may cause a diversion of management time and resources. There can be no assurance that a given acquisition, if consummated, would not materially adversely affect the Company.

DEPENDENCE UPON KEY PERSONNEL

     The Company's success is dependent upon certain key management and technical personnel. There is intense competition for qualified employees among companies in the semiconductor test equipment industry, and the loss of certain of the Company's employees or an inability to attract and motivate highly skilled employees could adversely affect its business.

PROPRIETARY RIGHTS

     The Company's future success depends in part upon its proprietary technology. Although the Company attempts to protect its proprietary technology through a combination of contract provisions, trade secrets, copyrights and patents, it believes that its future success depends more upon its engineering, manufacturing, marketing and service skills. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or the independent development by others of similar technology.

     The use of patents to protect hardware and software has increased in the STE industry. The Company has at times been notified of claims that it may be infringing patents issued to others. Although there are no pending actions against the Company regarding any patents, no assurance can be given that infringement claims by third parties will not have a material adverse effect on the Company's business and results of operations. As to any claims asserted against the Company, the Company may seek or be required to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, the Company could decide to resort to litigation to challenge such claims or a third party could resort to litigation to enforce such claims. Such litigation could be expensive and time consuming and could materially adversely affect the Company's business and results of operations. See "Business -- Proprietary Rights."

DEPENDENCE ON KEY SUPPLIERS

     Most of the components for the Company's products are available from a number of different suppliers; however, certain components are purchased from a single supplier. Although LTX believes that all single-source components are currently available in adequate amounts, there can be no assurance that shortages will not develop in the future. Any disruption or termination of supply of certain single-source components could have an adverse effect on the Company's business and results of operations. See "Business -- Manufacturing and Supply."

VOLATILITY OF STOCK PRICE

     The Company's Common Stock has experienced substantial price volatility, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of, or announcements by, the Company, its competitors or its customers concerning technological innovations, new products or developments concerning patents or proprietary rights. In addition, the stock market has experienced extreme price and volume fluctuations which have particularly affected the market price of many technology companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may have an unfavorable effect on the market price of the Company's Common Stock.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby are estimated to be $43,391,000 ($49,936,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $11.50 per share (the closing price of the Common Stock on August 23, 1995) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. The net proceeds will be used to finance working capital, to fund capital expenditures and for other general corporate purposes. The Company may apply a portion of the net proceeds to redeem all or a portion of its 7 1/4% Convertible Subordinated Debentures Due 2011. Whether the Company redeems these obligations will depend upon a number of factors, including the market price of the Company's Common Stock and interest rates at the time. The Company also may apply a portion of the proceeds to acquire complementary businesses, assets or technologies. Although there are no current negotiations, agreements or understandings with respect to any such acquisition, the Company desires to be able to respond to opportunities as they arise. In addition, the Company believes that success in its industry requires substantial financial flexibility to fund future growth. Pending such uses, the Company will invest the net proceeds in short-term investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "LTXX". The following table sets forth for the periods indicated the actual high and low sales prices per share of Common Stock, as reported on the Nasdaq National Market:

                                                                             HIGH     LOW
                                                                             ----     ---
    Fiscal Year Ended July 31, 1993:
      First Quarter........................................................  $ 2 1/16  $1 3/8
      Second Quarter.......................................................    4 1/2    1 3/4
      Third Quarter........................................................    5 7/8    3 1/8
      Fourth Quarter.......................................................    6 1/2    4 5/8
    Fiscal Year Ended July 31, 1994:
      First Quarter........................................................  $ 8 1/4   $4 3/4
      Second Quarter.......................................................    5 5/8    3 1/8
      Third Quarter........................................................    4 1/2    2
      Fourth Quarter.......................................................    3 3/4    2
    Fiscal Year Ended July 31, 1995:
      First Quarter........................................................  $ 4 3/4   $3
      Second Quarter.......................................................    5 11/16  3 1/2
      Third Quarter........................................................    6 7/16   4 7/8
      Fourth Quarter.......................................................   11  5/8   6
    Fiscal Year Ended July 31, 1996:
      First Quarter (through August 23, 1995)..............................  $12 1/8   $9 1/2

     See the cover page of this Prospectus for a recent last reported sale price of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on the shares of Common Stock and does not anticipate paying any cash dividends on the shares of Common Stock in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business. Moreover, the Company's credit agreement with a bank contains certain covenants which prohibit the payment of cash dividends by the Company.

                                 CAPITALIZATION

     The following table sets forth the actual consolidated capitalization of the Company at April 30, 1995, stated on a pro forma basis to reflect the conversion of the Company's 13 1/2% Convertible Subordinated Debentures Due 2011 into Common Stock in July 1995, and as adjusted to give effect to the proposed sale by the Company of the 4,000,000 shares of Common Stock being offered hereby and the application of the net proceeds therefrom, assuming a public offering price of $11.50 per share (the closing price of the Common Stock on August 23, 1995) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company.

                                                                     APRIL 30, 1995
                                                            ---------------------------------
                                                            PRO FORMA             AS ADJUSTED
                                                            ---------             -----------
                                                           (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                                                       (UNAUDITED)
    Short-term debt:
      Notes payable to banks..............................  $   7,530              $   7,530
      Current portion of long-term debt...................        489                    489
                                                             --------               --------
              Total short-term debt.......................  $   8,019              $   8,019
                                                             ========               ========
    Long-term debt:
      Lease purchase obligations..........................  $   1,535              $   1,535
      Subordinated note payable...........................     20,000                 20,000
      7 1/4% Convertible Subordinated Debentures Due
         2011.............................................      7,308                  7,308
                                                             --------               --------
         Total long-term debt.............................     28,843                 28,843
         Less current portion.............................       (489)                  (489)
                                                             --------               --------
              Total.......................................     28,354                 28,354
                                                             --------               --------
    Stockholders' equity:
      Common stock, $0.05 par value: 100,000,000 shares
         authorized; 28,788,437 shares issued and
         outstanding pro forma; 32,788,437 shares issued
         and outstanding, as adjusted(1)..................      1,440                  1,640
      Additional paid-in capital..........................    130,173                173,364
      Accumulated deficit.................................    (72,561)               (72,561)
                                                             --------               --------
         Total stockholders' equity.......................     59,052                102,443
                                                             --------               --------
              Total capitalization........................  $  87,406              $ 130,797
                                                             ========               ========

---------------
(1) Excludes approximately 2,200,000 shares of Common Stock reserved for issuance pursuant to stock options outstanding at April 30, 1995, 2,042,017 shares of Common Stock reserved for issuance pursuant to outstanding warrants and 406,556 shares of Common Stock reserved for issuance upon conversion of the Company's 7 1/4% Convertible Subordinated Debentures Due 2011.



                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for and as of the end of each of the fiscal years in the four-year period ended July 31, 1994 and for and as of the end of each of the nine months ended April 30, 1994 and 1995. The selected consolidated financial data for and as of the end of each of the four fiscal years in the period ended July 31, 1994 are derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for and as of the end of each of the nine months ended April 30, 1995 and 1994 are unaudited. These selected consolidated financial data should be read in conjunction with the Company's Consolidated
Financial Statements and the Notes thereto included or incorporated by reference into this Prospectus.

                                                                                  NINE MONTHS ENDED
                                             FISCAL YEAR ENDED JULY 31                APRIL 30
                                     -----------------------------------------   -------------------
                                       1991       1992       1993       1994       1994       1995
                                     --------   --------   --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:

Net sales:
  Product..........................  $187,887   $134,353   $154,392   $145,688   $109,541   $132,010
  Service..........................    12,474     14,753     18,540     22,638     15,958     18,368
                                     --------   --------   --------   --------   --------   --------
          Total net sales..........   200,361    149,106    172,932    168,326    125,499    150,378
Cost of sales:
  Product..........................   113,124     96,024    102,005    104,189     78,742     87,743
  Service..........................     8,265     10,050     11,521     12,750      9,363     10,614
  Provision for excess
     inventories...................        --         --         --      3,500      3,500         --
                                     --------   --------   --------   --------   --------   --------
          Total cost of sales......   121,389    106,074    113,526    120,439     91,605     98,357
                                     --------   --------   --------   --------   --------   --------
Gross profit.......................    78,972     43,032     59,406     47,887     33,894     52,021
Engineering and product development
  expenses.........................    21,859     21,943     19,744     19,604     14,927     14,514
Selling, general and administrative
  expenses.........................    45,948     41,529     42,548     42,308     32,523     28,265
Restructuring charges..............        --      2,800         --     14,376     14,376         --
                                     --------   --------   --------   --------   --------   --------
Income (loss) from operations......    11,165    (23,240)    (2,886)   (28,401)   (27,932)     9,242
Interest expense, net..............     5,550      3,520      3,979      3,874      2,745      3,429
                                     --------   --------   --------   --------   --------   --------
Income (loss) before income taxes
  and minority interest............     5,615    (26,760)    (6,865)   (32,275)   (30,677)     5,813
Provision for income taxes.........     1,095         --         --         --         --        199
                                     --------   --------   --------   --------   --------   --------
Income (loss) before minority
  interest.........................     4,520    (26,760)    (6,865)   (32,275)   (30,677)     5,614
Minority interest in net loss of
  subsidiary.......................     1,608      2,500      2,556        971        736         --
                                     --------   --------   --------   --------   --------   --------
Net income (loss)..................  $  6,128   $(24,260)  $ (4,309)  $(31,304)  $(29,941)  $  5,614
                                     ========   ========   ========   ========   ========   ========
Net income (loss) per share........  $   0.36   $  (1.22)  $  (0.20)  $  (1.23)  $  (1.18)  $   0.20
Weighted average shares............    21,963     19,888     21,089     25,485     25,295     28,631

BALANCE SHEET DATA (AT END OF
  PERIOD):

Working capital....................  $ 73,578   $ 49,019   $ 55,624   $ 48,853   $ 29,056   $ 55,684
Total assets.......................   144,829    118,284    138,257    130,636    130,916    141,727
Short-term debt....................     4,044      9,430     10,047      7,307     15,341      8,019
Long-term debt.....................    25,956     26,056     21,003     41,399     21,427     41,438
Stockholders' equity...............    76,793     53,084     66,476     40,593     41,450     46,997

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     LTX designs, manufactures and markets automatic test equipment for the semiconductor industry. The Company sells and supports its products worldwide to both manufacturers and users of semiconductor components. LTX has been selling equipment to test linear/mixed signal ICs since 1977 and digital ICs since 1985. The Company's business is largely dependent upon the capital expenditures of semiconductor manufacturers. The semiconductor industry is highly cyclical and has historically experienced recurring periods of oversupply, which often have had a severely detrimental effect on such industry's demand for test equipment. Primarily as a result of semiconductor industry cyclicality and a reduction in orders from certain major customers, the Company incurred losses in fiscal years 1992, 1993 and 1994. The loss in fiscal 1994 also included a significant restructuring charge.

     The Company has recently taken certain steps to attempt to mitigate the effect on its business of the cyclicality of the semiconductor industry. In February 1994, the Company initiated a major restructuring program, including a reorganization of senior management. This restructuring program lowered the Company's break-even level of sales and aligned management responsibilities and objectives along the Company's product lines. The Company consolidated operations in Massachusetts and California, implemented a workforce reduction of approximately 100 employees and eliminated several levels of management. Largely as a result of these actions, quarterly operating expense levels were reduced $2.1 million in the second half of fiscal 1994. In addition, product reliability and product cost reduction programs were initiated to improve the Company's gross margins.

     In fiscal 1995, the Company began delivering its Delta Series digital test systems and its Synchro ProductionPAC mixed signal test system. The Delta 50 and Delta/ST systems were developed to meet the test requirements of newer high volume, lower cost devices such as microcontrollers. The Synchro Production PAC systems are lower cost, focused configurations aimed at the production requirements of a variety of new mixed signal devices. In July 1994, the Company strengthened its relationship with Ando Electric Company Ltd. ("Ando"), a Japanese STE manufacturer and majority-owned subsidiary of Nippon Electric Corporation, Ltd. (NEC). The Company received $20.0 million from Ando under a term loan agreement that extends through July 2001. In fiscal 1993, the Company entered into a development, manufacturing and marketing agreement with Ando relating to the Delta 50.

     Since the second quarter of fiscal 1994, the Company's operating results have improved significantly. The Company returned to profitability in the first quarter of fiscal 1995 and had net income for the first nine months of fiscal 1995 of $5.6 million. The Company has substantially increased its backlog position, while increasing quarterly sales from $38.1 million in the second quarter of fiscal 1994 to $53.6 million in the third quarter of fiscal 1995. With the higher level of backlog, the Company has been able to manufacture and deliver its test systems more evenly within a quarter. Largely as a result of this, the Company generated $16.5 million in net cash flow from operations in the first nine months of fiscal 1995.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the items included in the Consolidated Statement of Operations as percentages of total net sales.

                                                                PERCENTAGE OF NET SALES
                                                     ---------------------------------------------
                                                                                     NINE MONTHS
                                                        YEAR ENDED JULY 31         ENDED APRIL 30
                                                     -------------------------     ---------------
                                                     1992      1993      1994      1994      1995
                                                     -----     -----     -----     -----     -----
Net sales:
  Product..........................................   90.1%     89.3%     86.6%     87.3%     87.8%
  Service..........................................    9.9      10.7      13.4      12.7      12.2
                                                     -----     -----     -----     -----     -----
        Total net sales............................  100.0     100.0     100.0     100.0     100.0
Cost of sales:
  Product..........................................   64.4      59.0      61.9      62.7      58.3
  Service..........................................    6.7       6.6       7.6       7.5       7.1
  Provisions for excess inventories................     --        --       2.1       2.8        --
                                                     -----     -----     -----     -----     -----
        Total cost of sales........................   71.1      65.6      71.6      73.0      65.4
                                                     -----     -----     -----     -----     -----
Gross profit.......................................   28.9      34.4      28.4      27.0      34.6
Engineering and product development expenses.......   14.7      11.5      11.6      11.9       9.7
Selling, general and administrative expenses.......   27.9      24.6      25.1      25.9      18.8
Restructuring charges..............................    1.9        --       8.6      11.5        --
                                                     -----     -----     -----     -----     -----
Income (loss) from operations......................  (15.6)     (1.7)    (16.9)    (22.3)      6.1
Interest expense, net..............................    2.3       2.3       2.3       2.1       2.3
                                                     -----     -----     -----     -----     -----
Income (loss) before income taxes and minority
  interest.........................................  (17.9)     (4.0)    (19.2)    (24.4)      3.8
Provision for income taxes.........................     --        --        --        --       0.1
                                                     -----     -----     -----     -----     -----
Income (loss) before minority interest.............  (17.9)     (4.0)    (19.2)    (24.4)      3.7
Minority interest in net loss of subsidiary........    1.6       1.5       0.6       0.5        --
                                                     -----     -----     -----     -----     -----
Net income (loss)..................................  (16.3)%    (2.5)%   (18.6)%   (23.9)%     3.7%
                                                     =====     =====     =====     =====     =====

Nine Months Ended April 30, 1995 Compared to Nine Months Ended April 30, 1994

     Net sales were $150.4 million in the nine months ended April 30, 1995 as compared to $125.5 million in the nine months ended April 30, 1994, an increase of approximately 20%. Strong semiconductor industry conditions during fiscal 1995 resulted in an increase in demand for the Company's linear and mixed signal systems. Sales of these products were about 43% higher during the nine months ended April 30, 1995 as compared to the nine months ended April 30, 1994. Shipments of linear and mixed signal systems increased across all geographic regions, particularly to European customers. Sales to various worldwide facilities of two European customers accounted for approximately 24% of total sales for the nine months ended April 30, 1995. Service revenues also increased $2.4 million in the nine months ended April 30, 1995 over the nine months ended April 30, 1994. Although sales of digital systems were substantially lower in the first quarter of fiscal 1995 as compared to the first quarter of fiscal 1994, shipments increased 38% during the second and third quarters of fiscal 1995, combined, as compared to the second and third quarters of fiscal 1994.

     The gross profit margin was 34.6% of net sales in the nine months ended April 30, 1995 as compared to 27.0% of net sales in the nine months ended April 30, 1994. The improvement in the gross profit margin was largely a result of proportionately lower fixed manufacturing costs on the higher shipment levels and the increase in linear and mixed signal shipments at higher margins. In the nine months ended April 30, 1994, a provision for excess inventories reduced the gross profit margin by 2.8% of net sales.

     Engineering and product development expenses were $14.5 million, or 9.7% of net sales, in the nine months ended April 30, 1995 as compared to $14.9 million, or 11.9% of net sales, in the nine months ended

April 30, 1994. The reduction in engineering and product development expenses of $0.4 million was a result of the Company's restructuring and cost reduction measures initiated in March 1994.

     Selling, general and administrative expenses were $28.3 million, or 18.8% of net sales, in the nine months ended April 30, 1995 as compared to $32.5 million, or 25.9% of net sales, in the nine months ended April 30, 1994. The reduction in selling, general and administrative expenses of $4.2 million was largely a result of the Company's restructuring measures. The Company took a $14.4 milllion charge in the second quarter of fiscal 1994 as a result of this restructuring program.

     Net interest expense was $3.4 million in the nine months ended April 30, 1995 as compared to $2.7 million in the nine months ended April 30, 1994. The increase of $0.7 million was the result of the $20.0 million term loan the Company received in July 1994. This increase was partially offset by lower average bank borrowings in the nine months ended April 30, 1995 as compared to the nine months ended April 30, 1994.

     The tax provision of $0.2 million in the nine months ended April 30, 1995 relates to certain state and foreign tax provisions. The Company is in a net operating loss carry forward position in most tax jurisdictions. There was no tax provision in the nine months ended April 30, 1994 due to the loss for the period.

     The Company's Japanese subsidiary's results of operations were approximately break-even in the nine months ended April 30, 1995 and the minority partner's share of the subsidiary's results was insignificant. In the nine months ended April 30, 1994, the minority partner's share of the Company's Japanese subsidiary's results was $0.7 million.

     In the nine months ended April 30, 1995, the Company had net income of $5.6 million as compared to a net loss of $29.9 million in the nine months ended April 30, 1994. The loss for the nine months ended April 30, 1994 included a restructuring charge of $14.4 million and a provision for excess inventories of $3.5 million.

  Fiscal 1994 Compared to Fiscal 1993

     Net sales were $168.3 million in fiscal 1994 as compared to $172.9 million in fiscal 1993, a decrease of approximately 3%. Sales of the Company's linear and mixed signal products increased by over 30% in fiscal 1994 as compared to fiscal 1993, and service revenues increased by over 20% year-to-year. However, this improvement was offset by a reduction of over 30% in sales of the Company's digital product line in fiscal 1994 as compared to fiscal 1993. The decline in shipments of the Company's digital product line was due to lower demand from customers, particularly in North America, for testing microprocessor and other personal computer-related devices.

     The gross profit margin was 28.4% of net sales in fiscal 1994 as compared to 34.4% in fiscal 1993. In the second quarter of fiscal 1994, the Company recorded a $3.5 million provision for excess inventories primarily as a result of lower than anticipated shipment levels in the first half of fiscal 1994. This provision lowered the gross profit margin by 2.1% of net sales in fiscal 1994. In fiscal 1993, the gross profit margin was increased by 2.6% as a result of a $6.5 million payment made by Ando under the terms of a development contract that was included in product sales. There was no similar contract revenue in fiscal 1994. The gross profit margin in fiscal 1994 was also adversely affected by proportionately higher fixed manufacturing costs on lower digital product sales and by lower average selling prices for the Company's digital products.

     Engineering and product development expenses were $19.6 million, or 11.6% of net sales, in fiscal 1994 as compared to $19.7 million, or 11.5% of net sales, in fiscal 1993. Engineering expenses in both fiscal 1994 and fiscal 1993 included significant development costs for the Company's new generation of digital products, the Delta Series, as well as enhancements to the mixed signal product line.

     In March 1994, the Company announced a major restructuring program. The restructuring consisted of a consolidation of facilities, primarily involving the Company's leased facilities in Westwood, Massachusetts, and a workforce reduction of approximately 100 employees. As a result of those decisions, the Company took a $14.4 million restructuring charge to its second quarter results of operations. The restructuring charge largely related to the Company's plan to eliminate excess leased facilities and included amounts for severance payments and outplacement benefits for terminated employees. Largely as a result of the restructuring, engineering and product development expenses and selling, general and administrative expenses, combined, were $2.1 million lower in the fourth quarter of fiscal 1994 as compared to the second quarter of fiscal 1994.

     Selling, general and administrative expenses were $42.3 million, or 25.1% of net sales, in fiscal 1994 as compared to $42.5 million, or 24.6% of net sales, in fiscal 1993. The decrease of $0.2 million was due to a translation loss of $1.5 million in fiscal 1993, which was partially offset by personnel additions and higher costs for sales activities in the first half of fiscal 1994.

     Net interest expense was $3.9 million in fiscal 1994 as compared to $4.0 million in fiscal 1993. A decrease in interest expense in fiscal 1994 as a result of the conversion of the Company's 10 1/2% Convertible Subordinated Debentures Due 2010 into Common Stock in July 1993 was largely offset by an increase in interest expense on higher average bank borrowings in fiscal 1994.

     The Company's Japanese subsidiary had a net loss in fiscal 1994 and fiscal 1993. The minority interest in net loss of subsidiary represents the minority partner's share of the Company's Japanese subsidiary's loss in both years. The net loss in fiscal 1994 was reduced substantially from the prior fiscal year primarily as a result of an increase in sales and gross margin in fiscal 1994 over fiscal 1993.

     There was no tax provision in fiscal 1994 or fiscal 1993 due to the net loss in both years.

     The Company had a net loss of $31.3 million in fiscal 1994 as compared to a net loss of $4.3 million in fiscal 1993. The Company reported a net loss of $1.6 million in the first quarter of fiscal 1994 and a net loss of $24.0 million in the second quarter of fiscal 1994, including the restructuring charge of $14.4 million and a provision for excess inventories of $3.5 million. The Company reduced its net loss to $4.3 million in the third quarter of fiscal 1994 and to $1.4 million in the fourth quarter of fiscal 1994 as a result of a combination of lower operating expenses from the restructuring effort initiated in March 1994 and an increase in the Company's shipment level and gross profit margin.

  Fiscal 1993 Compared to Fiscal 1992

     Net sales rose to $172.9 million in fiscal 1993 as compared to $149.1 million in the prior fiscal year, an increase of approximately 16%. Net sales of the Company's digital products in fiscal 1993 increased 30% over the prior fiscal year. Although sales of linear/mixed signal systems were down slightly year-to-year, the Company experienced significant growth in orders for these products in the second half of fiscal 1993. Service revenues in fiscal 1993 increased 26% over the prior fiscal year to $18.5 million, reflecting the Company's service coverage of its growing base of installed equipment.

     The gross profit margin in fiscal 1993 was 34.4% of net sales as compared to 28.9% in fiscal 1992. The majority of the improvement in gross profit margin (2.9%) was the result of higher service revenues, better coverage of fixed manufacturing costs and lower provisions for excess inventories in fiscal 1993, as compared to the prior fiscal year. These improvements were partially offset by lower average selling prices for the Company's digital products in fiscal 1993, primarily as a result of changes in product mix. The balance of the improvement (2.6%) resulted from a $6.5 million payment made by Ando under the terms of a development contract that was included in North American product sales.

     Engineering and product development expenses were $19.7 million, or 11.5% of net sales, in fiscal 1993 as compared to $21.9 million, or 14.7% of net sales, in fiscal 1992. The decrease was due to cost reduction measures initiated in fiscal 1992. Expenses in both years included substantial development costs relating to the Delta Series generation of test systems, the enVision test system software and significant enhancements to the Synchro product line. The Delta 50 efforts were partially funded in fiscal 1993 by the Ando development contract.

     Selling, general and administrative expenses were $42.5 million, or 24.6% of net sales, in fiscal 1993 as compared to $41.5 million, or 27.9% of net sales, in fiscal 1992. The decrease as a percentage of net sales was primarily a result of cost reduction measures taken in fiscal 1992 and the increased level of net sales in fiscal 1993. The decrease as a percentage of net sales was partially offset by a translation loss of $1.5 million in fiscal

1993. The loss was a result of the adverse effect of exchange rates on the Company's foreign operations, primarily in Japan.

     In fiscal 1992, the Company took a $2.8 million charge for severance and restructuring costs associated with the cost reduction measures initiated in that fiscal year. There was no provision for severance and restructuring charged to operations in fiscal 1993.

     Net interest expense was $4.0 million in fiscal 1993 as compared to $3.5 million in fiscal 1992. The increase was due to higher average bank borrowings, lower average cash balances and lower interest rates on cash balances.

     The minority interest in net loss of subsidiary of $2.6 million represents the minority partner's share of the Company's Japanese subsidiary's loss for fiscal 1993. While the minority partner's original investment in the Company's Japanese subsidiary was consumed in fiscal 1993, the minority partner made an additional contribution in fiscal 1993 in the form of guarantees of a portion of the subsidiary's bank lines.

     There was no tax provision in fiscal 1993 or fiscal 1992 as the Company operated at a loss.

     For the fiscal year, the Company had a net loss of $4.3 million as compared to a net loss of $24.3 million in fiscal 1992.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited quarterly financial information for each of the Company's last seven fiscal quarters, including such amounts expressed as a percentage of total net sales. The Company believes that this information includes all necessary adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information when read in conjunction with the consolidated financial statements included or incorporated elsewhere herein. The operating results for any quarter are not necessarily indicative of results of any future period. Generally, orders are lower in the first quarter of the Company's fiscal year than in other quarters of that fiscal year as a result of buying patterns in the semiconductor industry, although the Company's net sales in a particular fiscal quarter are a function of both orders and backlog.

                                                         FISCAL 1994                                     FISCAL 1995
                                       ------------------------------------------------     -------------------------------------
                                       OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,     OCTOBER 31,   JANUARY 31,   APRIL 30,
                                          1993          1994         1994        1994          1994          1995         1995
                                       -----------   -----------   ---------   --------     -----------   -----------   ---------
                                                                                     (UNAUDITED)
OPERATING DATA:
Net sales:
  Products.............................   $42,466      $ 32,911     $34,164    $36,147        $40,828       $43,864      $47,318
  Service..............................     4,698         5,208       6,052      6,680          5,962         6,153        6,253
                                          -------        -------     -------    -------        -------       -------      -------
       Total net sales.................    47,164        38,119      40,216     42,827         46,790        50,017       53,571
Cost of sales:
  Products.............................    29,275        23,982      25,485     25,447         27,409        28,883       31,451
  Service..............................     2,944         3,182       3,237      3,387          3,520         3,665        3,429
  Provision for excess inventories.....        --         3,500          --         --             --            --           --
                                          -------        -------     -------    -------        -------       -------      -------
       Total cost of sales.............    32,219        30,664      28,722     28,834         30,929        32,548       34,880
                                          -------        -------     -------    -------        -------       -------      -------
Gross profit...........................    14,945         7,455      11,494     13,993         15,861        17,469       18,691
Engineering and products development
  expenses.............................     5,041         5,092       4,794      4,677          4,722         4,715        5,077
Selling, general and administrative
  expenses.............................    10,658        11,512      10,353      9,785          9,102         9,619        9,544
Restructuring charges..................        --        14,376          --         --             --            --           --
                                          -------        -------     -------    -------        -------       -------      -------
Income (loss) from operations..........      (754)      (23,525)     (3,653)      (469)         2,037         3,135        4,070
Interest expense, net..................       851           900         994      1,129          1,251         1,123        1,055
                                          -------        -------     -------    -------        -------       -------      -------
Income (loss) before income taxes and
  minority interest....................    (1,605)      (24,425)     (4,647)    (1,598)           786         2,012        3,015
Provision for income taxes.............        --            --          --         --             --            95          104
                                          -------        -------     -------    -------        -------       -------      -------
Income (loss) before minority
  interest.............................    (1,605)      (24,425)     (4,647)    (1,598)           786         1,917        2,911
Minority interest in net loss of
  subsidiary...........................        --           420         316        235             --            --           --
                                          -------        -------     -------    -------        -------       -------      -------
Net income (loss)......................   $(1,605)     $(24,005)    $(4,331)   $(1,363)       $   786       $ 1,917      $ 2,911
                                          =======        =======     =======    =======        =======       =======      =======
Net income (loss) per share............   $ (0.06)     $  (0.96)    $ (0.17)   $ (0.05)       $  0.03       $  0.07      $  0.10

PERCENTAGE OF NET SALES:
Net sales:
  Products.............................     90.0%        86.3%        85.0%       84.4%         87.3%         87.7%        88.3%
  Service..............................     10.0         13.7         15.0        15.6          12.7          12.3         11.7
                                           -----         -----        -----       -----         -----         -----        -----
       Total net sales.................    100.0        100.0        100.0       100.0         100.0         100.0        100.0
Cost of sales:
  Products.............................     62.1         62.9         63.4        59.4          58.6          57.8         58.7
  Service..............................      6.2          8.3          8.0         7.9           7.5           7.3          6.4
  Provision for excess inventories.....       --          9.2           --          --            --            --           --
                                           -----         -----        -----       -----         -----         -----        -----
       Total cost of sales.............     68.3         80.4         71.4        67.3          66.1          65.1         65.1
                                           -----         -----        -----       -----         -----         -----        -----
Gross profit...........................     31.7         19.6         28.6        32.7          33.9          34.9         34.9
Engineering and products development
  expenses.............................     10.7         13.4         11.9        10.9          10.1           9.4          9.5
Selling, general and administrative
  expenses.............................     22.6         30.2         25.8        22.9          19.4          19.2         17.8
Restructuring charges..................       --         37.7           --          --            --            --           --
                                           -----         -----        -----       -----         -----         -----        -----
Income (loss) from operations..........     (1.6)       (61.7)        (9.1)       (1.1)          4.4           6.3          7.6
Interest expense, net..................      1.8          2.4          2.5         2.6           2.7           2.3          2.0
                                           -----         -----        -----       -----         -----         -----        -----
Income (loss) before income taxes and
  minority interest....................     (3.4)       (64.1)       (11.6)       (3.7)          1.7           4.0          5.6
Provision for income taxes.............       --           --           --          --            --           0.2          0.2
                                           -----         -----        -----       -----         -----         -----        -----
Income (loss) before minority
  interest.............................     (3.4)       (64.1)       (11.6)       (3.7)          1.7           3.8          5.4
Minority interest in net loss of
  subsidiary...........................       --          1.1          0.8         0.5            --            --           --
                                           -----         -----        -----       -----         -----         -----        -----
Net income (loss)......................     (3.4)%      (63.0)%      (10.8)%      (3.2)%         1.7%          3.8%         5.4%
                                           =====         ====         ====        ====          ====          ====         ====

LIQUIDITY AND CAPITAL RESOURCES

     Cash and equivalents were $27.6 million at April 30, 1995 as compared to $17.2 million at July 31, 1994. The increase in cash and equivalents of $10.4 million in the first nine months of fiscal 1995 was a result of $16.5 million of net cash provided by operating activities, $7.0 million of net cash used for property and equipment expenditures, $0.3 million of net cash provided by financing activities, and the favorable effect of exchange rates changes on cash of $0.6 million.

     Accounts receivable declined $3.8 million from July 31, 1994 to April 30, 1995, although sales were $10.7 million higher in the three months ended April 30, 1995 as compared to the three months ended July 31, 1994. The improvement in accounts receivable is primarily due to more even shipments during the first nine months of fiscal 1995, which has resulted in a higher level of collections on shipments made during the period. In the first nine months of fiscal 1995, inventories increased $3.2 million to meet the higher sales levels and to allow for more even shipments during the period. The increase in accounts payable of $2.9 million in the first nine months of fiscal 1995 relates to the higher level of inventory purchases during the period. During the third quarter of fiscal 1995, the Company received approximately $4.0 million in advance payments for systems to be delivered after April 30, 1995. At April 30, 1995, the Company had a restructuring reserve of $8.8 million remaining to cover the estimated future cash flows relating primarily to excess leased facilities. Cash outflows in the first nine months of fiscal 1995 were $2.9 million for excess leased facilities and $0.6 million for severance payments. At April 30, 1995, the Company had working capital of $55.7 million and its current ratio was 2.05.

     Additions to property and equipment of $7.0 million in the first nine months of fiscal 1995 were about equal to depreciation charges of $7.1 million. Equipment additions during the period were primarily used in product development and customer support activities. The Company anticipates that expenditures for property and equipment in fiscal 1996 will be approximately $15.0 million.

     At April 30, 1995 and July 31, 1994, the Company's Japanese subsidiary had $7.7 million and $6.9 million in bank borrowings outstanding, respectively. The Company had no borrowings outstanding under its domestic bank line at April 30, 1995 or July 31, 1994.

     In July 1995, the Company improved its capital structure and reduced future interest payments by completing the conversion of its 13 1/2% Convertible Subordinated Debentures Due 2011 into Common Stock. The outstanding principal amount of $15.7 million of Debentures was converted into 2,241,000 shares of Common Stock at the conversion price of $7.00 per share. As a result, long-term debt was reduced by $13.1 million for the book value of the Debentures and stockholders' equity was increased by $12.1 million.

     Management believes that the Company has sufficient cash resources to meet its near-term cash requirements. These resources include existing cash balances, borrowing availability under domestic and Japanese bank lines and future cash flows from operations.

                                    BUSINESS

     LTX designs, manufactures and markets automatic test equipment for the semiconductor industry that is used to test digital, linear and mixed signal (a combination of digital and linear) ICs and discrete semiconductor components. The Company currently offers three lines of test systems: digital test systems, which test digital ICs, including microprocessors and microcontrollers; linear/mixed signal test systems, which test a wide range of linear and mixed signal ICs; and discrete component test systems, which test small signal and high-power semiconductor components. The Company also sells service and applications support for its test systems. The semiconductors tested by the Company's systems are widely used in the computer, communications, automotive and consumer electronics industries. The Company markets its products worldwide to both manufacturers and users of digital, linear and mixed signal ICs and discrete semiconductor components.

INDUSTRY BACKGROUND

     All semiconductor manufacturers use STE in the design and manufacture of ICs. During design, STE is used for design verification, characterization, qualification and failure analysis of ICs. During manufacture, STE is used during wafer probing to select usable ICs and after packaging to classify ICs by performance characteristics and to assure conformance with quality standards. Typically, all ICs are tested two or more times during the manufacturing process. In addition, certain large electronic equipment manufacturers employ STE for incoming inspection and for further classification of ICs.

     Demand for STE is driven by overall business expansion in the semiconductor industry and advances in semiconductor technology. When demand for semiconductors increases, semiconductor manufacturers will often purchase STE to meet their growing capacity requirements. Advances in semiconductor technology have allowed for increasingly complex semiconductor devices with improved performance, lower cost and greater reliability than earlier generations of devices. As a result, the use of semiconductors has proliferated across many industries, particularly in applications for the computer, communications, automotive and consumer electronics industries. In turn, semiconductor manufacturers are demanding STE that is faster, more versatile, more accurate, more productive and easier to program and maintain.

     According to industry sources, worldwide sales of STE totaled approximately $2.3 billion in 1994. Sales of STE for testing of digital, linear and mixed signal ICs and discrete components, which are the markets in which the Company participates, accounted for approximately $1.5 billion of this total. STE for testing of memory ICs accounted for the balance. Worldwide semiconductor shipments increased by approximately 29% and 35% in 1993 and 1994, respectively, and by approximately 45% in the first six months of 1995 over the comparable 1994 period. Worldwide shipments of STE increased by approximately 37% in 1994.

     Prices of STE systems generally increase as their capabilities increase. The acquisition of STE represents a significant investment on the part of the Company's customers, who typically consider both the capital and long term operating costs of the test system in the acquisition process. Factors that can vary from one test system to another, and thereby affect the total cost of testing, include:

     Speed. A test system that offers faster test times or that is able to test more than one device at a time is able to test a greater number of devices over its product life, thus increasing the system's efficiency and reducing the customer's cost of testing.

     Accuracy. Superior accuracy improves the yield of the semiconductor production process because it reduces the number of good devices that are improperly rejected and permits the selection of a higher number of premium devices.

     Efficiency. Greater efficiency in test program preparation, loading and debugging leads to faster time to market for newly-designed semiconductors.

     Software. Test system operating software which is easier to use and more powerful reduces the amount of engineering resources needed to develop test programs and operate test systems.

     Reliability. A test system that operates with minimal downtime allows the customer's production and engineering work to proceed without frequent intervention and provides more cost-effective operation.

     System Architecture. Test system architecture that is modular extends the product life of a test system because the system can be adapted to meet the customer's new requirements while largely retaining compatibility with existing test programs.

     Customer Support. Customer specific applications programs, worldwide service and customer training contribute to the efficient use of STE and minimize the customer's cost of testing.

COMPANY STRATEGY

     LTX's objective is to be the leading supplier of STE in the markets in which it participates. The key elements of the Company's strategy are as follows:

  Focus on Leading-Edge Devices

     The Company's test systems are designed to meet the design and production test requirements of leading-edge digital, linear and mixed signal ICs and discrete components. Testing of these devices requires high performance test systems. The Company believes that only STE manufacturers with sophisticated technological ability are able to compete effectively in this sector of the STE market. Moreover, the Company believes that by focusing on testing advanced devices, it is able to gain valuable insight into future market opportunities.

  Develop Adaptable Test Systems

     The Company designs its test systems so that they may be adapted and improved to meet its customers' future needs. This philosophy is reflected in the modular architecture of many of the Company's products, which permits both capacity additions and upgrading of performance as the Company develops new modular options and associated software. When possible, the Company also seeks to enable its customers to bridge different generations of the Company's products. For example, the Company's enVision software has been designed to operate on its new Delta Series products, as well as on its Master Series products.

  Provide Application Specific Solutions

     The Company is committed to providing complete test solutions to its customers by having a substantial group of engineers strategically located at customer support centers throughout the world. By actively participating in the application of its test systems, the Company is able to learn more about requirements for new devices and to improve the design of future test systems. LTX also believes that its participation in the application of its test systems enables its customers to get devices to market more rapidly and builds stronger ties with these customers.

  Leverage Worldwide Presence

     The semiconductor business is a worldwide industry, with well-established manufacturers in the United States, Europe and the Far East. The Company has nine offices in the United States, and in Europe maintains sales and support offices in the United Kingdom, France, Italy and Germany. In recent years, an increasing portion of semiconductor test and assembly operations has been conducted in the Pacific Rim by manufacturers based in the United States and Europe, as well as by local manufacturers. LTX has established sales and support offices in Korea, Taiwan and Singapore to focus on the specific needs of the markets within the Pacific Rim. In addition, through a majority-owned subsidiary, the Company provides sales and support services at three locations in Japan. The Company believes that this network of sales and support centers improves its ability to sell and support its products to the world's major semiconductor manufacturers.

  Execute Strategic Alliances in Japan

     The Japanese semiconductor industry represents the second largest market in the world for STE. In Japan, the Company encounters significant competition from local STE manufacturers. In fiscal 1990, the Company strengthened its resources and presence in Japan by forming a joint venture with Sumitomo Metal Industries, Ltd. ("SMI") through which the Company currently sells and services its products in Japan. In addition, in fiscal 1993, the Company entered into a development, manufacturing and marketing agreement with Ando, a Japanese STE manufacturer and majority owned subsidiary of NEC, relating to the Delta 50, a new digital test system that the Company introduced in fiscal 1994. The Company believes that its alliance with Ando will better enable it to penetrate the Japanese digital production STE market. Moreover, since the Delta 50 is compatible with other Delta Series machines, the Company believes that sales of Delta 50 test systems to key Japanese semiconductor manufacturers will increase the Company's opportunities to sell other Delta Series test systems to these same manufacturers. In fiscal 1995, the Company entered into a development, manufacturing and marketing agreement with Asia Electronics, Inc. ("Asia"), a Japanese STE manufacturer which is 50% owned by Toshiba Corporation ("Toshiba"), relating to a new discrete component test system for testing integrated power modules that the Company plans to introduce in 1996. The Company believes that its alliance with Asia will increase LTX's penetration of the market for discrete component test systems in Japan.

  Emphasize Quality and Reliability

     The Company's People Driven Quality (PDQ) Program is designed to continually improve all of its processes and increase the satisfaction of its customers. The Company believes that this program will lead to: more efficient and timely performance in engineering projects; improvement in manufacturing costs through the reduction of defective products and manufacturing cycle time; better on-time delivery performance; and greater reliability of its test systems.

PRODUCTS AND MARKETS

     Product Overview

     The Company offers products in three broad product categories:

     - Systems that are used to test linear and mixed signal devices, which include the Synchro Series and Ninety;

     - Systems that are used to test digital devices, which include the Delta Series and Master Series, and enVision test development software; and

     - Discrete component test systems, marketed as the iPTest product line.

     Since its inception, the Company has shipped over $1.7 billion of products, including approximately $1.1 billion of linear/mixed signal test systems and approximately $600 million of digital test systems. In fiscal 1994, sales of linear/mixed signal test systems, digital test systems and discrete component test systems represented approximately 50%, 35% and 2%, respectively, of total net sales of the Company with service revenues representing 13%.

     The Company's test systems are used by semiconductor manufacturers for design verification, characterization, qualification and failure analysis of ICs. In addition, certain large electronic equipment manufacturers use the Company's test systems for incoming inspection and for further classification of ICs. All of the Company's test systems are comprised of multiple computer-controlled instruments which send signals to a device under test and measure the responses of that device to classify the device by performance characteristics and to ensure conformance with quality standards. The Company's test system instrumentation is controlled by operating system software which is developed by the Company. The Company also develops and sells test programs for specific devices and offers software packages for use by semiconductor manufacturers for test simulation in engineering design and test program generation, data collection and statistical analysis in manufacturing.

     Linear and Mixed Signal ICs

     Linear ICs are used in almost every electronic application. Physical occurrences, such as sound, images, temperature, pressure, speed, acceleration, position and rotation, consist of continuously varying information. Linear ICs are used to amplify, filter and shape this information. Mixed signal ICs convert the signals from linear ICs into digital signals that can be processed by a computer. Mixed signal devices also convert processed digital information into a linear form to control physical phenomena or to improve sound and images.

     Linear and mixed signal ICs are widely used in automobiles, appliances, personal computers, telephones, personal communication products and home entertainment products such as video cassette recorders, cameras, compact disc players and video games. The complexity and density of these ICs have increased rapidly over the past several years, as the demand for portable, battery-operated products has required IC manufacturers to integrate more functions on each chip and reduce size and power consumption. These technological advances have resulted in increased demand for higher performance linear/mixed signal test systems.

     Listed in the following table are certain customers for the Company's linear/mixed signal test systems by market segment.

--------------------------------------------------------------------------------------------
            DEVICE APPLICATIONS                                  CUSTOMERS
--------------------------------------------------------------------------------------------
  Automotive                                    General Motors, Motorola,
                                                National Semiconductor
--------------------------------------------------------------------------------------------
  Consumer                                      Motorola, National Semiconductor, Siemens,
                                                Sony, SGS Thomson
--------------------------------------------------------------------------------------------
  Datacommunications                            Austria Mikro Systeme ("AMS"),
                                                Newbridge Networks, Rockwell
--------------------------------------------------------------------------------------------
  Disk drives                                   National Semiconductor, Philips, Silicon
                                                Systems, SGS Thomson
--------------------------------------------------------------------------------------------
  Industrial                                    Cardiac Pacemakers, Maxim,
                                                National Semiconductor, Sony
--------------------------------------------------------------------------------------------
  Telecommunications                            AMS, AT&T, Philips, SGS Thomson
--------------------------------------------------------------------------------------------
  Wireless communications                       AMS, AT&T, Motorola, National Semiconductor
--------------------------------------------------------------------------------------------

     Digital ICs

     Digital ICs include microprocessors, microcontrollers, programmable DSPs (digital signal processing), microperipherals and logic/ASIC (application specific IC) devices. These ICs are used for computing, controlling and calculating functions, and are at the heart of most electronic products. The most well known of these devices is the microprocessor, which is the enabler of personal computer technology. Microcontrollers, however, are much more broadly used in automobiles, appliances, home entertainment products, and many other electronic products which utilize electronic control functions. According to industry statistics, fewer than 200 million microprocessors were manufactured worldwide during 1994, while more than 2.5 billion microcontrollers were manufactured that year. The unit growth alone from 1993 to 1994 in microcontrollers shipped was approximately double the total production for microprocessors in 1994. Microprocessors can cost hundreds or even thousands of dollars, while microcontrollers typically cost tens of dollars. However, testing of microcontrollers can be as complex as microprocessors and requires high performance test systems.

     The following table sets forth types of devices tested by certain customers of the Company's digital test systems.

--------------------------------------------------------------------------------------------
            DEVICE APPLICATIONS                                  CUSTOMERS
--------------------------------------------------------------------------------------------
  ASICs                                         National Semiconductor, Silicon Systems,
                                                Symbios Logic, Western Digital
--------------------------------------------------------------------------------------------
  Logic                                         ASAT, Gould/AMI, Harris, Lucky Goldstar,
                                                Silicon Systems
--------------------------------------------------------------------------------------------
  Microcontrollers                              Microchip Technology, National Semiconductor
--------------------------------------------------------------------------------------------
  Microprocessors                               Motorola, NEC, Symbios Logic
--------------------------------------------------------------------------------------------
  PC chip sets                                  ACER, ASE Test, Samsung,
                                                Taiwan Semiconductor (TSMC)
--------------------------------------------------------------------------------------------

LINEAR/MIXED SIGNAL PRODUCTS

     LTX offers two product lines for testing linear/mixed signal ICs, the Syncho Series and Ninety, introduced in 1990 and 1986, respectively.

Synchro Series

     The Synchro is the latest generation of the Company's linear/mixed signal test systems. Synchro test systems are designed for high throughput testing of linear devices and for testing mixed signal devices that require high digital pattern rates and high digital pin counts along with analog signal generation and measurement requirements. The Synchro features DSP(digital signal processor) - per-pin architecture which allows for concurrent control of both linear and digital resources at each pin of the IC under test. This design permits the generation of test signals and measurements on many device pins at the same time, producing faster test times on high pin count ICs. The Synchro systems are modular in design which enables customers to add new options to their systems in the future. This allows customers to increase the capability of their Synchro system to meet their new test requirements. Since its introduction, the Company has significantly upgraded the performance and capabilities of the Synchro through the introduction of new hardware and software.

     The Synchro Series includes the Synchro II, Synchro Plus and Synchro ProductionPAC test systems:

     Synchro II. The configuration of the Synchro II test system is flexible. This permits LTX customers to choose from a wide array of options to meet the test requirements of a broad range of linear/mixed signal devices.

     Synchro Plus. The Synchro Plus test system is configured with SuperSpeed Data Pins which can test mixed signal devices at data rates of up to 400 MHz. The Synchro Plus system addresses the test requirements of new, high speed devices used in applications such as disk drives for personal computers and advanced ATM(Asynchronous Transfer Mode) interface boards used to support the development of the information superhighway.

     Synchro ProductionPAC. The Synchro ProductionPAC test systems are lower cost, smaller footprint, specifically-focused configurations that address the production requirements of high volume, low cost mixed signal devices. The RFPAC system is configured to test devices used in the rapidly expanding wireless communications market. The PowerPAC addresses "smart" power devices that are being increasingly used in automobiles and consumer electronics. The TelePAC addresses commodity ICs used in telecommunications. The ConverterPAC is focused on devices used in multimedia applications.

     All Synchro Series test systems are fully compatible in hardware, software and specification. Current prices range from approximately $400,000 for a Synchro ProductionPAC system to approximately $2,000,000 for a high pin count Synchro Plus system.

     Ninety

     The Ninety system is an improved version of the LTX77, the Company's first linear/mixed signal test system introduced in 1977. Although the Synchro has largely superseded the Ninety, the Company continues to manufacture the Ninety, primarily for customers who are already using the Ninety or LTX77 systems and desire to expand capacity. Many of the Ninety or LTX77 systems the Company has previously sold are currently still in use. In the past, the Company has upgraded the performance and capabilities of the Ninety system through the introduction of new hardware and software. As with the Synchro, a wide array of options are available. The current prices for a Ninety system range from approximately $200,000 to approximately $700,000, depending on the system configuration.

     Software Tools

     The Company offers software for test program generation and debugging in manufacturing, called Device Tool, with its Synchro test systems. The Company also offers data collection and statistical analysis software, called dataVision. This software is test system independent and provides customers with solutions for integrated yield management in manufacturing and engineering device characterization. Device Tool typically sells for approximately $25,000 and dataVision typically sells for approximately $100,000.

DIGITAL PRODUCTS

     LTX offers two product lines for testing digital ICs, the Delta Series and Master Series, which are marketed under the Trillium name. The Delta Series and Master Series product lines are based on a resource-per-pin architecture which allows for a complete set of the test system's key features (timing generators, waveform formatting and pattern memory) for each pin channel of the test system. The Company believes that this architecture provides for faster, simpler characterization and engineering debugging of new ICs, better system timing accuracy, and simplified interfacing with computer-aided design systems. The Company's enVision test development software is sold with both the Delta Series and Master Series product lines.

Delta Series

     The Company's new line of digital test systems, the Delta Series, includes the Delta 50, Delta/ST and the Delta 100. Introduced in 1994, the Delta 50 was designed to meet the production test requirements of newer high volume, lower cost devices such as microcontrollers. The Delta 50 has a compact design and is capable of testing 512 pins at data rates of up to 50 MHz or 256 pins at data rates of up to 100 MHz. The Delta/ST, introduced in 1995, incorporates Synchro mixed signal technology with Delta Series digital technology to address the test requirements of a new generation of devices with high performance analog signal interfaces to complex digital functions. These new devices are enabling the development of powerful, yet low cost consumer electronic products in areas such as multimedia and portable communications. The Delta 100, also introduced in 1994, was designed to test high performance microprocessors and the ICs that make up the chip sets that are used with them. The Delta 100 can test up to 512 pins at data rates of up to 100 MHz with timing accuracy of 150 pico seconds. The Delta 50, Delta/ST, and Delta 100 operate with the Company's enVision software providing customers with compatibility among these systems. The current prices for the Delta Series test systems range from approximately $500,000 for a low pin count Delta 50 to approximately $4,000,000 for a high pin count Delta 100.

     In fiscal 1993, the Company entered into a development, manufacturing and marketing agreement with Ando, a Japanese STE manufacturer and majority owned subsidiary of NEC, relating to the Delta 50. The Company has developed the Delta 50 in conjunction with Ando and has granted Ando exclusive rights to manufacture the Delta 50 in Japan. The Company has retained exclusive rights to manufacture the Delta 50 outside of Japan. Ando has the exclusive right to sell the Delta 50 in Japan and the Company has exclusive marketing rights for the rest of the world, with certain exceptions in each case. In connection with this agreement, the Company has received a payment of $6.5 million from Ando, and the Company will receive royalty payments on sales of the Delta 50 by Ando. In July 1994, the Company amended its development agreement with Ando to allow for further development enhancements to the Delta 50.

Master Series

     The Master Series product line includes the Deltamaster and Micromaster test systems, which are enhanced versions of the Company's original digital test system. The Deltamaster, introduced in 1990, is a high-performance system with the capability of testing up to 256 pins at data rates of up to 80 MHz. The Micromaster, introduced in 1987, is a lower-priced system that can test up to 256 pins at data rates of up to 40 MHz. The Micromaster is device interface and software compatible with the Deltamaster. Although the Delta Series product line is expected to eventually replace the Master Series, the Company will continue to sell the Master Series test systems, primarily to customers who are already using these systems and desire to expand capacity. The current prices for the Master Series range from approximately $400,000 for a low pin count Micromaster to approximately $2,000,000 for a high pin count Deltamaster.

enVision

     In fiscal 1993, the Company completed the development of its new object-oriented enVision programming software for use on all its digital test systems. In earlier generation software languages, programming commands made direct reference to the hardware of the test system, which required the user to have a detailed knowledge of the system's hardware. In contrast, this detailed knowledge is not required when using enVision, thereby allowing the programmer to focus attention on refining the test program for the specific IC under test. Thus, the Company has designed enVision to be more device oriented than tester oriented. enVision permits a user to test multiple devices at the same time, significantly improving the throughput of the Company's digital test systems. enVision is an integral feature of the Delta Series product line and can be purchased by customers of the Master Series product line. The current price for enVision is approximately $15,000 per workstation.

DISCRETE PRODUCTS

     The Company's iPTest systems are used to test discrete semiconductor components, such as diodes, small signal transistors and power transistors, as well as arrays of these components. These discrete components are used in every area of electronics. For example, diodes are used in consumer, industrial and automotive applications; small signal transistors are used in consumer electronics, such as hearing aids and portable radios; and power transistors are used in audio amplifiers, radios and televisions. iPTest systems are also capable of accurately measuring the characteristics of transient voltage suppression components, which are widely used to protect personal computers and telecommunications products from harmful voltage spikes or surges.

     The Company expects that arrays of discrete components, such as multi-device modules, will replace transistors in electric motor control and will permit a wider use of semiconductors in extremely high power applications, such as air conditioners, domestic appliances, electric locomotives and automobiles. These arrays of discrete components are mostly constructed from high power transistors of IGBT (insulated gate bipolar transistor) technology. In 1995, the Company introduced new options to its iPTest systems for high volume production testing of these discrete power components. The Company believes that these newer components may become the most significant market for discrete component test systems. In 1995, the Company entered into a development, manufacturing and marketing agreement with Asia, a Japanese STE manufacturer which is 50% owned by Toshiba, relating to a new discrete component test system.

     Prices of iPTest systems currently range from approximately $100,000 to approximately $700,000, depending on the system configuration and testing specifications.

SERVICE

     The Company considers service to be an important aspect of its business. The Company's worldwide service organization is capable of performing installations and all necessary maintenance of test systems sold by the Company, including routine servicing of components manufactured by third parties. The Company includes a one-year parts and three-month labor warranty on test systems or options designed and manufactured by the Company, and a three-month labor warranty on components that have been purchased from other manufacturers and incorporated into the Company's test systems. The Company also provides training on the maintenance and operation of test systems sold to its customers.

     The Company offers a wide range of service contracts which gives its customers flexibility to select the maintenance program best suited to their needs. Customers may purchase service contracts which extend maintenance beyond the initial warranty provided by the Company with the sale of its test systems. Many customers enter into annual or multiple-year service contracts over the life of the equipment. The pricing of contracts is based upon the level of service provided to the customer and the time period of the service contract. As the installed base of LTX test systems has grown, service revenues have been increasing on an annual basis. The Company believes that service revenues should be less affected by the cyclicality of the semiconductory industry than sales of test equipment. The Company maintains 22 service centers around the world.

SALES AND DISTRIBUTION

     The Company sells its products primarily through its worldwide sales organization. In Japan, the Company sells, services and supports its products through its joint venture with SMI, except that Ando has the right to manufacture and sell the Delta 50 to certain customers in Japan and to sell the Delta 100 to these customers. The Company will share with its SMI joint venture specified portions of the royalties to be paid by Ando on any sales by it of the Delta 50 and of the revenues received on the Delta 100. In the future, Asia will be selling the Company's iPTest systems to certain customers in Japan. The Company uses a small number of independent sales representatives in certain other regions of the world.

CUSTOMERS


     The Company's customers include many of the world's leading semiconductor manufacturers. The Company's major customers in fiscal 1994 included:

                     AT&T                                     Philips
                     Hitachi                                  Samsung
                     Intel                                    SGS Thomson
                     Motorola                                 Silicon Systems
                     National Semiconductor                   Sony

     Sales to these major customers accounted for approximately 58% of net sales in fiscal 1994. No single customer accounted for 10% or more of net sales in fiscal 1994. Sales to Intel accounted for approximately 22% and 16% of net sales in fiscal 1992 and 1993, respectively. Sales to National Semiconductor accounted for approximately 10% of net sales in fiscal 1992. See "Risk Factors -- Customer Concentration."

GEOGRAPHIC SALES

     The following table sets forth the Company's net sales by geographic area as a percentage of total net sales for each of the Company's last three fiscal years:

                                                                           % OF TOTAL NET SALES
                                                                         ------------------------
                                                                         FISCAL   FISCAL   FISCAL
                                                                          1992     1993     1994
                                                                         ------   ------   ------
North America..........................................................    57.0%    52.7%    38.8%
Europe.................................................................    13.9     12.0     14.5
Japan..................................................................    10.0      5.5     12.5
Rest of world (principally Pacific Rim)................................    19.1     29.8     34.2
                                                                         ------   ------   ------
          Total........................................................   100.0%   100.0%   100.0%
                                                                         ======   ======   ======

     Sales to customers outside the United States are subject to risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and United States export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas as well as general economic conditions. For information about the Company's foreign operations and export sales, see "Risk

Factors -- International Business" and Note 10 of Notes to the Company's Consolidated Financial Statements.

ENGINEERING AND PRODUCT DEVELOPMENT

     The STE market is characterized by rapid technological change and new product introductions, as well as advancing industry standards. The Company's ability to remain competitive in the digital, linear and mixed signal IC and discrete component markets will depend upon its ability to successfully enhance existing test systems and develop new generations of test systems and to introduce these new products on a timely and cost effective basis. Accordingly, the Company devotes a significant portion of its personnel and financial resources to engineering and product development programs and seeks to maintain close relationships with its customers in order to be responsive to their product needs. The Company's expenditures for engineering and product development were $21.9 million, $19.7 million and $19.6 million during fiscal 1992, 1993 and 1994, respectively. See "Risk Factors -- Importance of New Product Introductions."

     The Company's engineering strategy is to develop its test systems in an evolutionary manner so that they may be progressively upgraded. This approach preserves its customers' substantial investments in test programs, and, in general, maintains market acceptance for the Company's test systems. In order to implement this strategy, the Company works closely with its customers to define new product features and to identify emerging applications for its products.

MANUFACTURING AND SUPPLY

     LTX's principal manufacturing operations consist of component parts assembly, final assembly and testing at its manufacturing facilities in Westwood, Massachusetts and San Jose, California. Over the past year, the Company has significantly increased its outsourcing of certain subassemblies to contract manufacturers. The Company uses standard components and prefabricated parts manufactured to the Company's specifications. Most of the components for the Company's products are available from a number of different suppliers; however, certain components are purchased from a single supplier. Although LTX believes that all single-source components currently are available in adequate amounts, there can be no assurance that shortages will not develop in the future. Any disruption or termination of supply of certain single-source components could have an adverse effect on the Company's business and results of operations. See "Risk Factors -- Dependence on Key Suppliers."

COMPETITION

     The STE industry is highly competitive, with many other domestic and foreign companies participating in the markets for each of the Company's products. The Company's major competitors in the market for digital test systems are Schlumberger Limited, Teradyne, Inc. and Credence Systems Corporation, except in Japan where the Company's major competitor is Advantest Corporation (an affiliate of Fujitsu Limited). The Company's principal competitor for linear/mixed signal test systems is Teradyne, Inc., except in Japan where the Company's major competitor is Yokogawa Electric Works. The Company's principal competitor for discrete component test systems is Tesec, Ltd. Most of the Company's major competitors are also suppliers of other types of automatic test equipment and have significantly greater financial and other resources than the Company.

     The Company principally competes on the basis of performance, cost of test, reliability, customer service, applications support, price and ability to deliver its products on a timely basis. Although the Company believes that it competes favorably with respect to each of these factors, new product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. In addition, increased competitive pressure could lead to intensified price-based competition, resulting in lower prices and adversely affecting the Company's business and results of operations. See "Risk Factors -- Highly Competitive Industry."

BACKLOG

     At July 31, 1994, the Company's backlog of unfilled orders for all products and services was approximately $71.8 million, compared with approximately $42.2 million at July 31, 1993. While backlog is calculated on the basis of firm orders, no assurance can be given that customers will purchase the equipment subject to such orders. As a result, the Company's backlog at a particular date is not necessarily indicative of actual sales for any succeeding period.

PROPRIETARY RIGHTS

     The development of the Company's products is largely based on proprietary information. The Company relies upon a combination of contract provisions, copyright, trademark and trade secret laws to protect its proprietary rights in products. It also has a policy of seeking patents on technology considered of particular strategic importance. Although the Company believes that the copyrights, trademarks and patents it owns are of value, the Company believes that they will not determine the Company's success, which depends principally upon its engineering, manufacturing, marketing and service skills. However, the Company intends to protect its rights when, in its view, these rights are infringed upon.

     The Company licenses some software programs from third party developers and incorporates them in the Company's products. Generally, such agreements grant to the Company non-exclusive licenses with respect to the subject program and terminate only upon a material breach by the Company. The Company believes that such licenses are generally available on commercial terms from a number of licensors.

     The use of patents to protect hardware and software has increased in the STE industry. The Company has at times been notified of claims that it may be infringing patents issued to others. Although there are no pending actions against the Company regarding any patents, no assurance can be given that infringement claims by third parties will not have a material adverse effect on the Company's business and results of operations. As to any claims asserted against the Company, the Company may seek or be required to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, the Company could decide to resort to litigation to challenge such claims or a third party could resort to litigation to enforce such claims. Such litigation could be expensive and time consuming and could materially adversely affect the Company's business and results of operations. See "Risk
Factors -- Proprietary Rights".

EMPLOYEES

     At July 31, 1994, the Company had a total of 880 employees, including 219 in engineering and product development, 180 in service and customer support, 293 in manufacturing and 188 in sales, marketing and administration. Many of the Company's employees are highly skilled, and the Company believes its future success will depend in large part on its ability to attract and retain such employees. None of the Company's employees are represented by a labor union, and the Company has experienced no work stoppages. The Company believes that its employee relations are excellent.

FACILITIES

     All of the Company's facilities are leased. The Company maintains its headquarters in Westwood, Massachusetts, where corporate administration, sales and customer support and manufacturing and engineering for its linear/mixed signal products are located. In May 1995, the Company subleased a 208,000 square foot facility at this location for a ten year term. The Company's lease of this facility expires in 2010. The Company is currently consolidating its operations into an adjacent 167,000 square foot facility. The lease of that facility expires in 2007. Manufacturing and engineering for the Company's digital products are located in a 70,000 square foot facility in San Jose, California. The lease of this facility expires in 1999. The Company also leases seven sales and customer support offices at various locations in the United States totaling approximately 40,000 square feet.

     The Company's European headquarters is located in Woking, United Kingdom. The Company also maintains sales and support offices in facilities at four other locations in Europe. The manufacturing and engineering facilities for the Company's iPTest systems are located in Guildford, United Kingdom. The Company also maintains sales and support offices in six locations in the Far East. Office space leased in Europe and the Far East totals approximately 100,000 square feet.

     The headquarters of LTX Co., Ltd., the Company's joint venture with SMI, is located in Kawasaki, Japan. The joint venture also leases additional offices in four other locations in Japan. Office space leased in Japan totals approximately 15,000 square feet.

     The Company believes that its existing facilities are adequate to meet its current and foreseeable future requirements.

                                   MANAGEMENT

     The executive officers and Directors of the Company are as follows:

        NAME                                         AGE                    POSITION
       ------                                        ---                   ----------
Roger W. Blethen...................................  44      President and Director
Martin S. Francis..................................  49      President and Director
John J. Arcari.....................................  49      Chief Financial Officer and Treasurer
Kenneth E. Daub....................................  59      Senior Vice President
Graham C.C. Miller.................................  64      Chairman of the Board
Jacques Bouyer.....................................  67      Director
Fred J. Butler.....................................  66      Director
Roger J. Maggs.....................................  49      Director
Robert E. Moore....................................  57      Director
Samuel Rubinovitz..................................  65      Director

     Executive officers are chosen by and serve at the discretion of the Board of Directors of the Company. Directors of the Company are elected at the annual stockholders' meeting for staggered three-year terms and serve until their successors are duly elected and qualified.

     Roger W. Blethen was elected a President of the Company in February 1994. Mr. Blethen has been a Director since 1980 and had been a Senior Vice President of the Company from 1985 until February 1994. Mr. Blethen was a founder of LTX and has served in a number of senior management positions with the Company since its formation in 1976.

     Martin S. Francis was elected a President of the Company in February 1994. Mr. Francis has been a Director since 1991 and had been a Senior Vice President of the Company from 1991 until 1994. Prior to 1991, Mr. Francis had held senior management positions in the Company's European and Japanese operations from the time that he joined LTX in 1982.

     John J. Arcari has been Chief Financial Officer and Treasurer of the Company since 1987. He had been Controller of LTX since joining the Company in 1981. Prior to joining LTX, Mr. Arcari spent ten years with the public accounting firm of Price Waterhouse as a certified public accountant.

     Kenneth E. Daub was appointed a Senior Vice President of the Company in 1991 and is responsible for North American and Pacific Rim sales. From the time he joined the Company in 1987 until 1991, Mr. Daub served as Vice President responsible for North American Sales. Prior to joining the Company in 1987, Mr. Daub held various senior positions with Schlumberger Limited.

     Graham C. C. Miller has been the Chairman of the Board of the Company since its formation in 1976. Mr. Miller was a founder of the Company and was President of the Company from 1976 until February 1994. Mr. Miller is also a director of Newbridge Networks Corporation.

     Jacques Bouyer was elected a Director of the Company in 1991. Mr. Bouyer has been a management consultant since 1990. Mr. Bouyer was Chairman of the Board and Chief Executive Officer of Philips Composants S.A., an electronics company which is a wholly-owned subsidiary of Philips Electronics N.V. from 1986 until his retirement from that company in 1990. He is also a director of Richardson Electronics, Ltd.

     Fred J. Butler was elected a Director of the Company in 1993. Mr. Butler was Vice President Finance of Thinking Machines Corporation, a manufacturer of supercomputers, from 1988 until his retirement in 1994. From 1980 until 1988 Mr. Butler was Senior Vice President Finance and Treasurer of Compugraphic Corporation, a supplier of phototypesetting equipment.

     Roger J. Maggs was elected a Director of the Company in 1994. Mr. Maggs is currently President of Celtic House Investment Partners, a private investment firm. Mr. Maggs was a Vice President of Alcan Aluminium Limited from 1986 until June 1994.

     Robert E. Moore has been a Director of the Company since 1989. Mr. Moore is currently President and Chairman of the Board of Reliable Power Meters, Inc., a company founded by him in 1992 which manufacturers and sells power measurement instruments. He also was a founder of Basic Measuring Instruments, Inc., which manufactures and sells power measurement instruments, and served as a director of that company from 1982 until 1990 and as a Senior Vice President responsible for marketing and sales from 1985 until 1990.

     Samuel Rubinovitz was elected a Director of the Company in September 1994. He was Executive Vice President of EG&G, Inc., responsible for the aerospace, optoelectronics and instrument product groups from 1989 until his retirement in 1994. He is a director of EG&G, Inc., Richardson Electronics, Ltd., KLA Instruments Inc. and Kronos Inc.

                          DESCRIPTION OF COMMON STOCK

     The Company's By-laws provide that holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are not entitled to cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by this Prospectus will be, validly issued, fully paid and non-assessable. Under the Company's By-laws, a special meeting of stockholders may be called by stockholders only if called by one or more stockholders who hold at least 40% in interest of the Company's capital stock entitled to vote at such meeting.

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

     The Company furnishes to its stockholders annual reports containing financial statements that have been examined and reported upon, with an opinion expressed, by its independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

RIGHTS AGREEMENT

     The Board of Directors of the Company adopted a Rights Agreement, dated as of May 11, 1989, between the Company and The First National Bank of Boston, as rights agent (the "Rights Agreement") and in connection therewith issued one common share purchase right for each share of Common Stock then or thereafter outstanding. The rights will become exercisable (the "Stock Acquisition Date") only if a person or group acquires 20% or more of the Company's Common Stock or announces a tender offer that would result in ownership of 30% or more of the Common Stock. Initially, each right will entitle a stockholder to buy one share of Common Stock of the Company at a purchase price of $30.00 per share, subject to adjustment depending upon the occurrence thereafter of certain events. Generally, in the event that a person or group becomes the beneficial owner of 20% or more of the Company's outstanding Common Stock (a "Flip-In Event"), each right, other than rights owned by the acquirer, will thereafter entitle the holder to receive, upon exercise of the right, Common Stock having a value equal to two times the exercise price of the right. In the event that, at any time after the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or more than 50% of the Company's assets or earning power is sold or transferred (a "Flip-Over Event"), each right, other than rights owned by the acquirer, will thereafter entitle the holder to receive, upon the exercise of the right, common stock of the acquirer having a value equal to two times the exercise price of the right.

     Before any person or group has acquired 20% or more of the Common Stock of the Company, the rights are redeemable by the Company at $0.01 per right. The rights will expire on May 11, 1999, unless redeemed by the Company prior to that date.

CLASSIFIED BOARD

     The Company's Board of Directors is divided into three classes, with two classes consisting of three directors and one class consisting of two directors. Each class serves three years, with the terms of office of the respective classes expiring in successive years.

MASSACHUSETTS LAW

     Under Chapter 110F of the Massachusetts General Laws, a Massachusetts corporation with more than 200 stockholders may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% (or, for persons eligible to use SEC Schedule 13G, 15%) or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, stock or asset sale, and certain other specified transactions resulting in a financial benefit to the interested stockholder.

CERTAIN EFFECTS

     The above described provisions of the Company's By-laws, the Rights Agreement, the classified board and Massachusetts law may discourage potential takeover attempts. The Company's Rights Agreement, in particular, may discourage a future acquisition of the Company not approved by the Board of Directors in which stockholders might otherwise receive a higher value for their shares or which a substantial number and perhaps even a majority of the Company's stockholders believes to be in the best interests of all stockholders. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These provisions could have an adverse effect on the market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below, for whom Lehman Brothers Inc., and Needham &
Company, Inc. are acting as Representatives (the "Representatives"), has severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below:

                                                                                 NUMBER
           UNDERWRITER                                                          OF SHARES
           -----------                                                          ---------
    Lehman Brothers Inc. .....................................................
    Needham & Company, Inc. ..................................................

                                                                                ---------
              Total...........................................................  4,000,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

     The Company has been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the
Underwriters) at such price less a concession not in excess of $          per
share. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers (who may include the Underwriters) not in excess of
$          per share. After the initial offering to the public, the offering price and other selling terms may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 600,000 shares Common Stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter as shown in the above table bears to the total shown.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company, the directors and executive officers of the Company, and Ando have agreed that, without prior consent of Lehman Brothers Inc., they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 90 days following the date of this Prospectus, subject to certain limited exceptions. Consent to earlier sale of such shares may be granted by Lehman Brothers Inc. at its discretion.

     In connection with this offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon for the Company by Pamela A. Keating, General Counsel of the Company. Ms. Keating owns or has the right to acquire pursuant to stock options 13,625 shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, Boston, Massachusetts.

                                    EXPERTS

     The financial statements and schedules of the Company as of July 31, 1994 and 1993 and for each of the years in the three-year period ended July 31, 1994 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., at prescribed rates. The Common Stock is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     A Registration Statement on Form S-3 relating to the Common Stock offered hereby has been filed by the Company with the Commission. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal offices in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1994, the Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1994, January 31, 1995 and April 30, 1995, the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on November 24, 1982, as amended by the Company's Form 8-A/A filed with the Commission on September 30, 1993, and the description of the Company's Common Stock Purchase Rights (the "Rights") contained in the Company's Registration Statement on Form 8-A filed with the Commission on May 17, 1989, as amended by the Company's Form 8-A/A filed with the Commission on September 30,

1993, are incorporated herein by reference. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request from such person, a copy of any and all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents not specifically incorporated by reference. Written or telephone requests for such documents should be directed to LTX Corporation, LTX Park at University Avenue, Westwood, Massachusetts 02090 (Telephone (617) 461-1000),
Attention: John J. Arcari, Chief Financial Officer.

------------------------------------------------------
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  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          ---------------------------

                   TABLE OF CONTENTS
                                            PAGE
                                            ----
    Prospectus Summary....................    3
    Risk Factors..........................    5
    Use of Proceeds.......................    9
    Price Range of Common Stock...........    9
    Dividend Policy.......................    9
    Capitalization........................   10
    Selected Consolidated Financial
      Data................................   11
    Management's Discussion and Analysis
      of Financial Condition and Results
      of Operations.......................   12
    Business..............................   19
    Management............................   30
    Description of Common Stock...........   32
    Underwriting..........................   34
    Legal Matters.........................   35
    Experts...............................   35
    Available Information.................   35
    Incorporation of Certain Documents by
      Reference...........................   35

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                   4,000,000 SHARES

                       [LOGO]

                   LTX CORPORATION

                     COMMON STOCK

             --------------------------

                    PROSPECTUS
                             , 1995

             --------------------------
                   LEHMAN BROTHERS

               NEEDHAM & COMPANY, INC.
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth a reasonably itemized statement of all expenses in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange
Commission registration fee and the National Association of Securities Dealers, Inc. fees.

    SEC registration fee...................................................... $ 18,044
    NASD filing fee...........................................................    5,733
    Nasdaq National Market fee................................................   17,500
    Blue sky fees and expenses................................................    7,500
    Transfer agent and registrar fees.........................................    3,500
    Legal fees and expenses...................................................   40,000
    Accounting fees and expenses..............................................   35,000
    Printing and engraving expenses...........................................   95,000
    Miscellaneous.............................................................   17,723
                                                                                -------
              Total........................................................... $240,000
                                                                                =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Chapter 156B of the Massachusetts General Laws, under which the Company is organized, permits a Massachusetts corporation to adopt a provision in its Articles of Organization eliminating or limiting the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty).

     On December 8, 1987, the stockholders approved an amendment to the Company's Articles of Organization. The amendment to the Articles of Organization, which became effective on April 8, 1988, is as follows:

          "No director shall be personally liable to the corporation or any of its stockholders for monetary damages for any breach of fiduciary duty as a director not withstanding any provision of law imposing such liability; provided, however, that this provision shall not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing distributions to stockholders in violation of the corporation's Articles of Organization or which render the corporation insolvent or bankrupt, and approving loans to officers or directors of the corporation which are not repaid and which were not approved or ratified by a majority of disinterested directors or stockholders, or (iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment."

          The By-laws of the registrant provide for indemnification of officers and directors as follows:

          SECTION 6.5 INDEMNIFICATION.

          (a) The Corporation shall indemnify each director and officer against all judgments, fines, settlement payments and expenses, including reasonable attorneys' fees, paid or incurred in connection with any claim, action, suit or proceeding, civil or criminal, to which he may be made a party or with which he may be threatened by reason of his being or having been a director or officer of the corporation, or, at its request, a director, officer, stockholder or member of any other corporation, firm, association or other organization or by reason of his serving or having served, at its request, in any capacity with respect to any employee benefit plan, or by reason of any action or omission by him in such capacity, whether or not he continues to be a director or officer at the time of incurring such expenses or at the time the indemnification is made. No indemnification shall be made hereunder (i) with respect to payments and expenses incurred in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding not to have acted in good faith and in the reasonable belief that his action was in the best interests of the corporation (or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan), or (ii) otherwise prohibited by law. The foregoing right of indemnification shall not be exclusive of other rights to which any director or officer may otherwise be entitled and shall inure to the benefit of the executor or administrator of such director or officer. The Corporation may pay the expenses incurred by any such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such person to repay such payment if it is determined that such person is not entitled to indemnification hereunder.

          (b) The Board of Directors may, without stockholder approval, authorize the Corporation to enter into agreements, including any amendments or modification thereto, with any of its directors, officers or other persons described in paragraph (a) above providing for indemnification of such persons to the maximum extent permitted under applicable law and the Corporation's Articles of Organization and By-laws.

          (c) No amendment to or repeal of this section shall have any adverse effect on (i) the right of any director or officer under any agreement entered into prior thereto, or (ii) the rights of any director or officer hereunder relating to his service, for which he would otherwise be entitled to indemnity hereunder, during any period prior to such amendment or repeal.

     The Company has a directors and officers liability policy that insures the Company's directors and officers against certain liabilities.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification and contribution by the Underwriters with respect to certain liabilities of directors, officers and other controlling persons of the Company.

ITEM 16. EXHIBITS

     1.1    --  Form of Underwriting Agreement
    *3.1    --  Articles of Organization, as amended, of the Registrant.
    *3.3    --  By-laws, as amended, of the Registrant.
   **4.1    --  Rights Agreement, as amended, of the Registrant is incorporated herein by reference to Exhibit 1 of the Registrant's Form 8-A/A filed with the Commission on September 30, 1993 amending the Registrant's Registration Statement on
                Form 8-A filed with the Commission on May 17, 1989.
    *5.1    --  Opinion of Pamela A. Keating, Esq.
    23.1    --  Consent of Arthur Andersen LLP.
   *23.2    --  Consent of Pamela A. Keating, Esq. (included in Exhibit 5.1).
    24.1    --  Power of Attorney (included on page II-4).

---------------
 * To be filed by amendment.

** Incorporated herein by reference.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westwood and Commonwealth of Massachusetts on the 25th day of August, 1995.

                                          LTX Corporation

                                               /S/  ROGER W. BLETHEN
                                          BY:

                                            ------------------------------------

                                                     Roger W. Blethen
                                                     Director and President

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger W. Blethen, Martin S. Francis, and Glenn Meloni, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments or post-effective amendments to this Registration Statement, and any and all registration statements (including any amendments thereto) relating to the offering covered hereby which may be filed with the Securities and Exchange
Commission pursuant to Rule 462(b) under the Securities Act of 1933, and to file any of the foregoing with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                SIGNATURE                               TITLE                      DATE
------------------------------------------   ----------------------------    ----------------
         /S/  GRAHAM C. C. MILLER            Chairman of the Board            August 25, 1995
------------------------------------------
          (Graham C. C. Miller)

          /S/  ROGER W. BLETHEN              President and Director           August 25, 1995
------------------------------------------   (Principal Executive
            (Roger W. Blethen)               Officer)

          /S/  MARTIN S. FRANCIS             President and Director           August 25, 1995
------------------------------------------   (Principal Executive
           (Martin S. Francis)               Officer)

           /S/  JOHN J. ARCARI               Chief Financial Officer and      August 25, 1995
------------------------------------------   Treasurer (Principal
             (John J. Arcari)                Financial Officer)

           /S/  GLENN W. MELONI              Controller (Principal            August 25, 1995
------------------------------------------   Accounting Officer)
            (Glenn W. Meloni)

                                             Director                                  , 1995
------------------------------------------
             (Jacques Bouyer)

                SIGNATURE                               TITLE                      DATE
------------------------------------------   ----------------------------    ----------------
           /S/  FRED J. BUTLER               Director                         August 25, 1995
------------------------------------------
             (Fred J. Butler)

           /S/  ROGER J. MAGGS               Director                         August 25, 1995
------------------------------------------
             (Roger J. Maggs)

           /S/  ROBERT E. MOORE              Director                         August 25, 1995
------------------------------------------
            (Robert E. Moore)

          /S/  SAMUEL RUBINOVITZ             Director                         August 25, 1995
------------------------------------------
           (Samuel Rubinovitz)